April 10, 2013

VIA EDGAR (Correspondence Filing)

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

PREDEX (the "Fund") File Nos.:  333-186987, 811-22808

Dear Ms. Browning:

On behalf of PREDEX (the "Fund" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by letter dated March 29, 2013, with respect to the registration statement of the Fund on Form N-2 (the "Registration Statement").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  The Registrant is filing pre-effective amendment number 1, primarily for the purposes of responding to your comments and to provide for a more-recent "red herring" preliminary prospectus and Statement of Additional Information for possible circulation to prospective investors.

General

1.

Please disclose the Fund's full name, "Private Real Estate Index Fund," before disclosing the abbreviated version of the Fund's name, "PREDEX."

Response.

The Registrant has removed reference to Private Real Estate Index Fund as the Fund's full name is "PREDEX."

2.

Rule 35d-1(a)(2)(i) of the Act requires that a registered investment company with a name suggesting that the company focuses on a particular type of investment, to adopt a policy indicating that the company invests at least 80% of its assets in the type of investment suggested by its name.  Further, for names indicating that an investment company invests in an index, a fund's prospectus should reflect that the fund has adopted a policy to invest more than 80% of its total assets (or net assets plus any borrowing for investment purposes) in the Index1.  Accordingly, please disclose on the cover page the Fund's Rule 35d-1 test for investing in the "securities" issued by the investment vehicles comprising the National Council of Real Estate Investment Fiduciaries Open-End Diversified Core Equity Fund Index ("NFI-ODCE Index" or "Index").  Further, unless the Fund's Rule 35d-1 policy will be a fundamental policy of the Fund, please disclose that the Fund will notify shareholders of changes to the policy, 60 days before implementing them.  See Rule 35d-1(a)(2)(ii).

Response.

Because the Fund's name does not reference a security type and it has removed references that might have led prospective shareholders to believe the fund is an index fund, the Registrant does not believe the Fund is within the ambit of Rule 35d-1.

3.

On the cover page, please clarify, in plain English, the types of investment vehicles included in the Index. The disclosure indicates that the Index is "composed of privately-offered institutionally-sponsored perpetual real estate funds that are not publicly traded."  However, further disclosure indicates that the "Index is composed of open-end commingled funds (18 as of February 2013) pursuing a 'core' investment strategy . . . A fund [within the Index] must market itself as an open-end commingled fund pursuing a diversified core investment strategy, primarily investing in private equity real estate."  Please reconcile, in plain English, all inconsistencies between these two definitions.  Also, in the Prospectus Summary, clarify the terms "perpetual," "commingled," and "core" and ensure that all its components of the Index are identified in the Prospectus.  In addition, for ease of comprehension, please do not use multiple terms or phrases in the registration statement to describe the vehicles within the Index, or any other investments of the Fund.

Response.

The Registrant has made clarifying revisions with respect to the descriptive terms such as 'core.'  Please refer to the response directly above with respect to index-related issues.

4.

Please revise the disclosure to clarify the legal status of the entities in the Index.  If they are not open-end investment companies, which are registered under the Act, please do not use the term "open-end" to describe them.  Do they qualify as excluded under the definition of "investment company" under Section 3(c)(5)(C) of the Act?  Further, do they qualify as excluded from the definition of "investment company" under Sections or 3(c)(1) or 3(c)(7) entities?  In this regard, the registration statement discloses that the Fund "will not invest more than 10% of its assets in Institutional Private Funds or other funds that would be investment companies but for the exemptions under Section 3(c)(1) or 3(c)(7) of the 1940 Act."  (Emphasis added.)  Are certain vehicles within the Index hedge funds?  If applicable, disclose on the cover page that the Fund invests in hedge funds and funds of hedge funds, along with the maximum amount the Fund may invest in such funds.  Also explain that these investments are illiquid and are not subject to the protections of the 1940 Act.

1 See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) [66 FR 8509, 8511 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].

Response.

The Registrant will not invest in funds excluded from the definition of "investment company" under Sections or 3(c)(1) or 3(c)(7) of the Act and has removed related references.  The Registrant has removed stand-alone references to "open-end" in the description of Institutional Private Funds.  The Registrant notes that these funds qualify as excluded from the definition of "investment company" under Section 3(c)(5)(C) of the Act.

5.

The disclosure indicates that "PREDEX's typical investments in Institutional Private Funds will be made through the purchase of common stock or limited partnership or membership interests in such funds."  Please delete the term "typical" from this disclosure and describe in the Prospectus, each type of instrument in which the Fund may invest, along with all related risks.

Response.

The Registrant has removed the term typical and has reviewed risk disclosures and believes they presently address related risks.

6.

The disclosure indicates that the Fund "intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986."  What impact, if any, will the Fund's investments have on the Fund's ability to meet the current tests for qualification as a regulated investment company under Subchapter M of the Code?  Also, what tax ramifications will there be for investors if the Fund does not qualify under Subchapter M of the Code?  In particular, disclose at what tax rate the Fund's distributions will be taxed, and if that tax rate differs from the rate on qualified dividends, provide an appropriate explanation for why this is so.  Based on your response, we may have additional comments.

Response.

The Fund's adviser will manage Fund investments to assure conformity with the requirements of Subchapter M.  The Registrant has amended tax-related disclosures to note the Fund would be partially or fully taxable if it failed to comply with Subchapter M and has provided a summary of tax rates with respect to the various types of distributions.

7.

The Fund indicates that it "pursues its index-tracking investment objective using a fund-of-funds approach by investing in up to 12 of the 18 funds in the Index that accept taxable investors, such as PREDEX."  Please explain how investing in this manner constitutes investing in a statistically representative index-tracking investment objective sample of the components of the Index and how correlation with the Index can be statistically maintained.  What is the minimum number of funds in the Index in which the Fund may invest?  Also, explain the meaning of the disclosure, "12 to 18 that accept taxable investors." (Emphasis added.)  If the election to invest in 12 of the 18 funds is driven by whether the issuers will accept taxable investors, why should the Fund use "Index" in its name?  Please explain how that sample will track the Index.

Response.

The Registrant notes it is not an index fund and has made clarifying revisions to references that might have led prospective shareholders to believe the fund is an index fund.  Additionally, the Registrant has amended disclosures related to "taxable investors" to further explain that not all Institutional Private Funds are open to certain types of investors.

8.

Is the Index publicly available?  If not, how may shareholders obtain access to the Index? Is there a fee charged for access to the Index?  If yes, please disclose it and confirm that it is included in the Fund's fee table if it is paid by the Fund.  Disclose the Index's current return and indicate the valuation measurement period.  Also, disclose how often the Index is reconstituted and the current capitalization range of securities in the Index.

Response.

The Registrant notes the returns and constituents of the Index are publicly available at no cost.  Because the Fund is not an index fund, the Registrant believes the other requested disclosures might tend to mislead prospective investors.

9.

Please disclose what correlation the Fund seeks to achieve between its performance and that of the Index (e.g., a correlation of .95 or higher).  In the disclosure, explain to investors that a correlation of 1.00 would mean that the performance of the Fund and the Index were perfectly correlated.  Please explain what steps the Fund will take if its performance deviates from the stated correlation with the Index.

Response.

Because the Fund is not an index fund, the Registrant believes references to correlation might tend to mislead prospective investors.

10.

The Prospectus and Statement of Additional Information ("SAI") appear to reference legal authority in discussing certain Fund activities, without always explaining those references.  For example, the Fundamental Policies section of the SAI indicates "that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law."  Please revise the disclosure to explain all legal references and in making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act.

Response.

The Registrant has amended disclosures to reference specific legal authorities and to conform to the plain English requirements under Rule 421 under the Securities Act.

11.

The Prospectus and SAI use phrases and terms that imply, or state, that the Fund may invest in other types of securities that are not disclosed (e.g., "such as," "other," "involving," and "various").  Please revise the disclosure to identify each investment of the Fund.  In addition, please use the phrase "consisting of," (or some similar, all inclusive phrase), when explaining information rather than the phrase, "to include."

Response.

The Registrant has removed references to "such as" and similar phrases.

12.

With respect to any distributor the Fund will use to sell its shares, please confirm that the disclosure indicates that they are underwriters under the federal securities laws or advise the staff why you believe they do not constitute underwriters, as that term is defined by the Securities Act and the 1940 Act.

Response.

The Registrant confirms the distributor is identified as the Fund's underwriter under the federal securities laws.

13.

The disclosure references an "initial" and "continuous" offering. Will the Fund, in fact, have two offerings?  If yes, disclose how their terms will differ.

Response.

The Registrant notes that its share are continuously offered and that references to "initial" are included to describe the initiation of the public offering of shares to aid prospective shareholders in understanding the NAV of the Fund and offering-related expenses.

14.

Please confirm that in those sections of the registration statement that discuss the organizational and offering costs related to the "initial" and "continuous" offering of the Fund's shares, those disclosures state, in plain English, that all such costs in connection with the initial offering of the Fund's shares will be borne by the Fund's common shareholders.  These costs also need to be shown in the fee table as a shareholder transaction cost, expressed in terms of dollars per share.

Response.

The Registrant confirms that in those sections of the registration statement that discuss the organizational and offering costs related to the "initial" and "continuous" offering of the Fund's shares, those disclosures state, in plain English, that all such costs in connection with the initial offering of the Fund's shares will be borne by the Fund's shareholders.  Additionally, the expenses are included in other expenses and expressed in terms of dollars per share.  Also, the Registrant notes that it does not believe these are transaction costs and therefore, are not presented as a separate line item such as a load might be presented.

15.

Please clarify in greater detail how the Fund intends to comply with the liquidity requirements for interval funds set forth in Rule 23c-3(b)(9) under the 1940 Act.

Response.

The Registrant notes that upon review, it believes that disclosures that include reference to maintaining liquid securities or access to a bank line of credit cannot be expanded without potentially misleading prospective shareholders.

16.

We note the "red herring" disclosure.  Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Response.

The Fund has not circulated the Prospectus.

17.

Please file as an exhibit to the registration statement a copy of the Fund's subscription agreement used in connection with the sale of Fund shares.  Please confirm that the agreement includes disclosure consistent with the following bullet points.  Also, in the agreement, we recommend that the disclosure be in bold, in a bullet format, immediately before the signature line:

By signing below, you acknowledge that:

•

You will not expect to be able to sell your shares regardless of how the Fund performs.

•

The Fund does not intend to list the shares on any securities exchange during the offering period, or for a significant time thereafter, and it does not expect a secondary market in the shares to develop.  Should a secondary market ever develop and you are able to sell your shares, you will likely receive less than your purchase price and the current Net Asset Value per share.

•

Although the Fund has implemented a quarterly repurchase program, the Fund guarantees to purchase no more than 5% of the shares you own during the quarterly repurchase period.  Therefore, you should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.  If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, you should be aware that PREDEX may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of PREDEX on the Repurchase Request Deadline. If PREDEX determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, PREDEX will repurchase the shares on a pro rata basis.  However, PREDEX may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

•

You may not have access to the money you invest for an indefinite period of time until the Fund completes a liquidity event.  Moreover, there is no assurance that the Fund will ever complete a liquidity event.

•

An investment in the shares is not suitable if you need access to the money you invest. You will be unable to reduce your exposure on any market downturn.

•

Distributions may be funded from the capital you invest or from borrowings if the Fund does not have sufficient earnings.  Any invested capital that is returned to you will be reduced by the Fund's fees and expenses, as well as the sales load.

Response.

The Registrant confirms it will file as an exhibit to the registration statement a copy of the Fund's subscription agreement.  The Registrant believes the principal investment risks of the Fund are presently disclosed in the prospectus and that the proposed recitation of risks might tend to confuse prospective shareholders.

18.

Also, confirm that the cover page includes similar disclosures or revise it accordingly.

Response.

The Registrant confirms that the cover page includes similar disclosures.

19.

Please confirm that all references to the illiquidity of shares of the Fund, as well as certain investments of the Fund, are used consistently in the Prospectus and SAI or revise the disclosure accordingly.

Response.

The Registrant confirms that references to the illiquidity described above are used consistently.

Prospectus

Cover Page

20.

The disclosure indicates that "PREDEX also invests in the Vanguard REIT Index mutual fund and/or other similar real estate mutual funds while awaiting investment in the funds in the Index, which offer shares quarterly."  (Emphasis added.)  Please explain how the Fund may invest in these other mutual funds, or any other type of investment identified in the registration statement, and be in compliance with the requirements of Rule 35d-1.

Response.

The Registrant notes it is not an index fund as described above and not within the ambit of Rule 35d-1.

Pricing Table

21.

The pricing table indicates a sales load of "$0.00."  Also, the fee table does not include a "shareholder transaction expenses" section.  Please reconcile these disclosures with the following disclosure, which appears under the heading Additional Information About Principal Investment Strategies-Mutual Funds, "PREDEX has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1 1/2% percent."

Response.

The Registrant has removed references to 1 1/2%.

22.

Please revise the chart to show the estimated total offering costs of the initial offering and on an aggregate and a per share basis.

Response.

The Registrant has amended the information following the chart, but notes that organizational and offering costs are not deducted from shareholder purchase proceeds and therefore not presented under a line item under the heading "shareholder transaction expenses." Additionally, please refer to the response to comment 13 for related information.

Securities Offered

23.

Please clarify, in plain English, the meaning of the phrases "real estate related securities," which appears in this section, and "securities of issuers related to real estate," which is mentioned in the fourth paragraph under the Prospectus Summary heading, and any other terms or phrases used in the registration statement to indicate the Fund's investments.  In particular, clarify how these securities have economic characteristics similar to real estate securities.  See Rule 35d-1. Also, conform the terms and phrases used to describe the instruments in which the Fund will invest.

Response.

The Registrant has amended disclosures to provide consistency among references to real estate related.

24.

The disclosure indicates that "PREDEX also invests in the Vanguard® REIT Index mutual fund and/or other similar real estate mutual funds while awaiting investment in the funds in the Index, which offer shares quarterly. . .  PREDEX may invest over 95% of its net assets in the securities of non-traded institutional real estate funds.  PREDEX will not invest more than 10% of its assets in Institutional Private Funds or other funds that would be investment companies but for the exemptions under Section 3(c)(1) or 3(c)(7) of the 1940 Act . . . The Adviser uses one or more mutual funds . . . as a substitute for institutional Private Funds when Institutional Private Funds are closed to new investments including between quarterly subscription periods."  Please reconcile these disclosures with any revisions made to the registration statement to satisfy the requirements of Rule 35d-1.  Explain to the staff the legal authority allowing a fund to deviate from its 35d-1 asset test by "substitut[ing]" other investments.  Explain how the Fund, when investing in any investments beyond those of the entities comprising the Index, will be in compliance with Rule 35d-1.

Response.

Please refer to the response to comment 2.

25.

The Prospectus indicates that"[e]ach quarter, PREDEX may offer to repurchase at least 5% and no more than 25% of the outstanding shares of PREDEX...."  In the language in bold, please disclose this 25% limitation and make conforming changes throughout the registration statement wherever this matter is discussed.  Also, please revise the language in bold to explain that an investor will be unable to reduce their exposure on any market downturn.  In addition indicate that if a public trading market should ever develop and a shareholder is able to sell his shares, he will likely receive less than his purchase price.

Response.

Upon review of the current disclosures, the Registrant believes that additional references to the 25% limitation might tend to mislead prospective shareholders by giving undue prominence of the possibility of offering to redeem 25% of the Fund's shares when the Fund has no present intention of redeeming more than 5% of its shares.  Also, the Registrant believes that it has presently disclosed that investors ability to reduce their investment is independent of market direction and that to emphasize a market downturn might tend to imply that circumstances would be different in a market upturn.  Additionally, the Registrant believes references to a public trading market developing might tend to mislead prospective shareholders as the Registrant will not support or participate in a public trading market for its shares.  Also, the Registrant believes that references to sales prices on a secondary market present a similar risk of misleading investors as the Registrant will not support or participate in a public trading market for its shares.

Non-Traded Securities

26.

The cover needs to disclose prominently all of the principal risks to investors of investing in the Fund.  In this regard, please revise this section to summarize, in greater detail, the risks related to investing in the investment vehicles comprising the Index.  For example, in disclosing that these vehicles may leverage up to 40% of their total assets, explain that the Fund, through its investments in those vehicles, will be exposed to the risks of highly leveraged investment programs.  Also, discuss any related transparency and valuation risks, along with any tax risks to the Fund or its investors.  Also, discuss that the funds in the Index are not required to have boards of directors, or make public filings or audited financial statements with the SEC.  Moreover, indicate the possibility of risk of loss or total loss to the Fund by investing in these investments.  Further, to the extent that similar risks apply to any hedge funds, fund of hedge funds, or any other types of instruments in which the Fund will invest, please disclose those risks as well.  Also, disclose that the performance fees charged by certain hedge funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of a performance fee.  Further, disclose that hedge funds may leverage to an unlimited extent.  In addition, disclose that hedge funds may have incentive fees and may engage in joint transactions with affiliates.  Will the hedge funds, or other Investment vehicles used by the Fund, have valuation procedures that are the same as the Fund's?  If not, we may have further comments.

Response.

Please refer to the response to comment 4, which notes that the Fund will not invest in hedge funds.  The Registrant has made the requested amendment to risk disclosures on the cover related to private real estate funds.  After review of the potential for a total loss of a shareholder’s investment, the Registrant believes this risk is so remote that inclusion would tend to mislead shareholders.  Also, because the Adviser will invest only in funds with a board of directors and audited financial statements, the Registrant has omitted risks related to the lack of a board and audits.  Additionally, upon review of the instructions for Form N-2, the Registrant notes that it does not believe the offering of its shares is speculative or one of high risk, that would, in turn, call for a cross reference to the prospectus discussion.

Prospectus Summary

Investment Objectives and Policies

27.

Please confirm to the staff that all of the Fund's investment strategies, including each type of instrument in which it will invest, are disclosed in the Prospectus, along with all attendant risks, or revise the Prospectus accordingly.  In this regard, confirm that each type of real estate investment trust ("REIT") in which the Fund may invest is disclosed, along with all attendant risks, or revise the disclosure accordingly.  If PREDEX may invest directly, please disclose this strategy and all attendant risks.

Response.

The Registrant confirms that all of the Fund's investment strategies, including each type of instrument in which it will invest, are disclosed in the Prospectus, along with all attendant risks including each type of real estate investment trust in which the Fund may invest.

28.

If accurate, in the second paragraph's penultimate sentence, please revise the phrase "more Institutional Private Funds" to "more Institutional Private Funds in the Index."

Response.

The Registrant has made the suggested revision.

29.

The disclosure indicates that "a small portion of the properties in various investment funds may be located outside of the U.S., but still in North America."  Please clarify this disclosure.  Will the Fund, either directly or indirectly, invest in instruments issued by foreign issuers?

Response.

The Registrant notes that the Fund does not invest securities of foreign issuers, but that some investment funds may hold properties in North America outside of the U.S., which is presently disclosed.

30.

In the paragraph discussing concentration, the disclosure may be misunderstood to mean that concentration occurs when a fund invests 75% of its assets in an industry.  Please revise the disclosure in the prospectus and SAI, including the Fund's fundamental investment policy on concentration, accordingly.  See the Instruction to Item 2.b (2) of Form N-2.  Explain in this section that the Fund, necessarily, will be concentrated in an industry or group of industries to the extent the Index is concentrated in an industry or group of industries and state, in plain English, the industry or group of industries in which the Index is concentrated.  Based on your response, we may have additional comments.

Response.

The Registrant has revised disclosure to cite 25% as the threshold for industry concentration in the context of its own 75% policy with respect to the real estate industry.

31.

In the fifth paragraph, please disclose the amount the Fund may borrow, expressed as a percentage of total assets, for "temporary liquidity purposes and to satisfy repurchase requests from Fund shareholders."

Response.

The Registrant has revised disclosure to note a 5% limit.

32.

Please disclose in the Prospectus Summary, the following disclosure, which currently appears under the heading Repurchase Amounts and Payments of Proceeds:

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, PREDEX may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of PREDEX on the Repurchase Request Deadline.  If PREDEX determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, PREDEX will repurchase the shares on a pro rata basis.  However, PREDEX may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Response.

The Registrant has made the requested revision.

Investment Strategy

33.

The disclosure indicates that "[i]f more Institutional Private Funds accept taxable investors, the Adviser will consider adding those Institutional Private Funds to PREDEX's investment portfolio."  Please explain this investment strategy.  What, specifically does the Adviser consider when determining to add these additional funds to Fund's portfolio?

Response.

The Registrant has amended disclosures to identify criteria employed by the adviser with respect to additional Institutional Private Funds.

34.

We note that in several sections of the SAI (e.g., the Debt Instruments section), the disclosure states that the Fund "does not anticipate" that certain investments of the underlying funds or the mutual funds in which the Fund will invest, "will be a significant source of returns." Please revise the disclosure to explain the meaning of these quoted phrases.

Response.

The Registrant has revised the disclosure to more clearly state the limits related to debt instruments.

35.

Given the ability of the vehicles in the Index to "invest up to 16% of their net assets in debt instruments," the staff is of the view that this investment strategy, along with all attendant risks, should be disclosed in the Prospectus.  That disclosure should indicate the credit quality ratings of all applicable debt (e.g., junk bonds, if applicable) and all of the bonds' applicable terms.

Response.

The Registrant has amended disclosures to include debt-related information and risks.

NFI-ODCE Index

36.

Please disclose the source of the information provided in this section.  The disclosure indicates that:

To be included in the Index a fund must comply with the NCREIF Real Estate Information Standards, including annual audits, quarterly valuations and time-weighted returns.  Further, the fund must submit information in accordance with the NCREIF Fund Data Collection and Reporting Manual.  Timely, accurate and industry compliant data is required. Index returns are capitalization-weighted and reported gross of fees. Measurement is time-weighted.

Response.

The Registrant has amended disclosures to provide more information about the National Counsel of Real Estate Investment Fiduciaries (NCREIF) and its role as data collector and disseminator.

37.

What type of organization is the NCREIF and who are its members?  If it is a regulated entity, explain this in the disclosure and indicate all applicable regulators.  Clarify the meaning of "industry compliant data."  Are NCREIF's Real Estate Information Standards publicly available?

Response.

Please refer to the response directly above.  The Registrant notes that NCREIF is not a regulated entity and its index-related information is available on its website.

38.

Please revise the disclosure indicating that the Index currently includes 18 funds, to explain the applicable measuring period for this number. Also, confirm in your response letter that this is the most recent information available or revise the information accordingly.  In addition, confirm that the Index, as well as any other index provider in which the Fund may invest as identified in the registration statement, is not affiliated with the Fund or the Adviser.

Response.

The Registrant undertakes to provide the number of funds as of the date most recently preceding the effective date of the Fund and will identify such date.  The Registrant confirms that neither the Fund nor the adviser are affiliates of NCREIF.

39.

In describing the Index's returns, please explain the meaning of the terms "time- weighted" and "capitalization-weighted."

Response.

The Registrant has amended disclosures to elaborate on the meaning of capitalization-weighted and noted time-weighted means compound returns.

Investment Adviser and Fee

40.

Regarding the expense limitation and reimbursement agreement, please indicate that agreement is a "contractual" agreement  In addition, disclose that to the extent the Fund incurs any excluded expenses, the Fund's total annual expenses will be increased by those excluded expenses and, therefore, the total annual expenses line item may reflect a figure higher that 0.70%.  Also, disclose that any amount paid to the Adviser under the waiver must be approved by the Board of Trustees ("Board").  In addition, please confirm in your response letter that should the Fund revise its waiver, the result of which is an increase in the expense cap above 0.70%, any such revision will not result in the Adviser being able to recapture expenses incurred during those years when the expense cap was at 0.70%.  Given that this is a contractual agreement, please explain to the staff why it is not included as a caption in the fee table.  Will it not extend for at least a one-year period from the date of the Fund's date of effectiveness? Further, confirm that the Expense Limitation Agreement will be filed as an exhibit to the registration agreement.

Response.

The Registrant confirms the expense limitation agreement is contractual and will revise disclosures to so state.  Additionally, the Registrant has amended disclosures to note that to the extent the Fund incurs any excluded expenses, the Fund's total annual expenses will be increased by those excluded expenses and, therefore, the total annual expenses line item may reflect a figure higher that 0.70%; that any amount paid to the Adviser under the waiver must be approved by the Board of Trustees.  The Registrant confirms that should the Fund revise its waiver, the result of which is an increase in the expense cap above 0.70%, any such revision will not result in the adviser being able to recapture expenses incurred during those years when the expense cap was at 0.70%; it will extend for at least a one-year period from the date of the Fund's date of effectiveness; and the Expense Limitation Agreement will be filed as an exhibit to the registration agreement.  The Registrant notes that estimated Fund expenses are below the expense cap and therefore are not included in the fee table.

Investor Suitability

41.

The disclosure states that "[a]n investment in PREDEX is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment"  As noted above, this Fund appears to have flexibility to invest in unregistered private investment vehicles.  Does the Fund have any objective suitability standards (e.g, accredited investor status) or any minimum investment thresholds (e.g, minimum investment of $25,000)?  Please revise the Prospectus accordingly, or explain to us why you believe that this disclosure is not appropriate.

Response.

Please refer to the response to comment 4, which notes the Fund will not invest in hedge funds.  Additionally, the Registrant does not impose any suitability standards such as accredited investor status and notes the minimum initial purchase by an investor is $250,000, which may be waived at the adviser's discretion.

Summary of Risks

42.

Please confirm that if an investment will or may cause the Fund to be subjected to duplicative fees and expenses risk, that risk is disclosed for all related investments or revise the disclosure accordingly.

Response.

The Registrant confirms that if an investment will or may cause the Fund to be subjected to duplicative fees and expenses risk, that risk is disclosed.

43.

Please confirm that all of the risks of any underlying investment vehicle in which the Fund may invest, as well as all risks arising from any direct investments the Fund may make, are summarized in this section or revise accordingly.  In this regard, please disclose any risks related to investing in foreign issuers.  Also, as applicable, add paragraphs discussing capitalization risks, derivatives risks, fixed-income risks, and correlation to the index risk.

Response.

The Registrant confirms that disclosures have been revised to address all investment risks.

44.

Please add a "Conflicts of Interest" paragraph to discuss any conflicts of interest that the underlying investment vehicles managers may have in performing their respective duties.  For example, discuss any conflicts of interest that may arise with respect to any underlying investment vehicle's manager performing fair valuation with respect to their investment vehicle.

Response.

The Registrant has amended Institutional Private Fund Risk to include a description conflicts of interest that the underlying investment vehicles managers may have as described above, but does not believe this risk is so material that a separate paragraph entitled conflicts of interest could be included without potentially misleading prospective shareholders.

45.

Please include in this section a summary of the risks associated with the Fund's distribution policy.  Include in the discussion whether any distributions made by the Fund will be a return of capital.  If so, please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response.

The Registrant has included distribution policy risk disclosures as described above consistent with the Fund's policy to distribute net investment income quarterly.

Market Risks

46.

Please revise the phrase "including significant loss" to "including significant or total loss."

Response.

After review of the potential for a total loss of a shareholder’s investment, the Registrant believes this risk is so remote that inclusion would tend to mislead shareholders.

New Offering with No Operating History

47.

Expand the disclosure in this section to discuss the risks arising from the fact that the Fund has no minimum offering.  Also, please delete the disclosure stating "subject to the Fund's Expense Limitation Agreement."

Response.

The Registrant notes that the Fund discloses that it will not commence investment operations until $50,000,000 in commitments have been received, which the Registrant believes will significantly mitigate the risks associated with no minimum offering.  Additionally, the Registrant believes that omission of the expense limitation agreement would tend to potentially mislead investors as to the Fund's first year expenses.

Fund Expenses

48.

If applicable, please revise the fee table to include a "shareholder transaction expenses" section with captions showing the Fund's maximum sales load.

Response.

The Registrant notes the Fund is offered without shareholder transaction expenses including loads.

Annual Expenses (as a percentage of net assets attributable to shares)

49.

In the Annual Expenses caption, please revise the phrase "net assets attributable to shares," to "net assets attributable to common shares."  See Item 3.1 of Form N-2.

Response.

The Registrant notes that the Fund offers shares of beneficial interest rather than common shares and that to describe shares differently in this section of the prospectus might tend to confuse prospective shareholders.

50.

Please revise the second footnote to state that "Other Expenses are based on estimated amounts for the current fiscal year."  See General Instruction 6 to Item 3 of Form N-2.

Response.

The Registrant has made the requested revision.

51.

In the third footnote, please delete the second sentence and replace it with disclosure indicating that "acquired fund fees and expenses are based on estimated amounts for the current fiscal year."  See General Instruction 10.f to Item 3 of Form N-2.  Also, disclose in this footnote that the costs of AFFE may include a performance fee to be paid to the investment adviser.  Also, expand the last sentence to include all applicable entities (e.g., REITS).

Response.

The Registrant has made the requested revision, except as to performance fee because the Fund does not invest in performance fee-paying funds that would be included in AFFE.

Use of Proceeds

52.

Please disclose the "net proceeds" amount referred to in this section and clarify that there is no assurance that the Fund will raise that amount.

Response.

The Registrant has made the requested revision.

53.

Please clarify how long the Fund anticipates it will take to fully invest the net proceeds in accordance with its investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.  If the Fund anticipates that it will take longer than three months to fully invest the net proceeds, please explain why. See Item 7.2 of Form N-2.

Response.

The Registrant has made the requested revision and notes that the Registrant believes it will not take longer than three months to fully invest the net proceeds.

54.

If applicable, disclose that if the Fund is delayed in investing the proceeds of the offering, the Fund's distributions could consist, in whole or in part, of a return of capital.

Response.

Upon review of this issue, the Registrant does not believe there would be a delay in investing and that there is no distribution policy related to this concern that would result in a return of capital.

55.

If applicable, disclose that the Fund may maintain a portion of whatever proceeds it raises in cash and state the reasons why it may be necessary for the Fund to do so (e.g., to meet operational needs and/or to pay for organizational and offering costs associated with the sale of the Fund's common shares).  Further, explain that if the Fund holds proceeds in cash for these reasons, there can be no guarantee that the Fund will raise $50,000,000 or that it will be able to achieve its desired portfolio with the proceeds of the initial offering and as a result, the Fund may be prevented from achieving its objectives during any time in which the Fund's assets are not invested in accordance with its principal investment strategies.

Response.

Upon review of this issue the Registrant has amended disclosures to give greater emphasis to the risk of not being able to achieve its desired portfolio composition with the proceeds of the initial offering and as a result, the Fund may be prevented from achieving its objectives during any time in which the Fund's assets are not invested in accordance with its principal investment strategies.

Investment Objective, Policies and Strategies

Investment Objective and Policies-REITS Generally

56.

The Distributions paragraph states that "REITs have historically paid a higher rate of dividends than most other non-real estate operating companies."  Please disclose the source of this statement.  Also, revise the statement, as appropriate, to clarify the type or types of REITs to which it applies.  Based on your response, we may have additional comments.

Response.

The Registrant has amended disclosure to note the source of the information and specify equity REITs.

Other Information Regarding Investment Strategy

57.

This section indicates that the "Adviser may invest PREDEX's cash balances in any money market mutual fund it deems appropriate.  The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act."  Further, the SAI indicates that "PREDEX may invest some or all of its assets in money market mutual funds in such amounts as the Adviser deems appropriate under the circumstances."  Please revise these disclosures, and any others in the registration statement regarding investing the Fund's assets in money market mutual funds, to clarify the Fund's strategies and policies for making such investments.

Response.

The Registrant has amended disclosure to note the adviser's criteria for selection money market mutual funds.

Management-Investment Advisers

58.

With respect to those persons identified in the disclosure as controlling the Fund's Adviser, please describe the general nature of their businesses.  See Item 1.(b)(1) of Form N-2.

Response.

The Registrant has amended disclosure as requested.

Estimated Fund Expenses

59.

Please confirm that all organization and offering costs of the Fund were generated in compliance with Paragraphs of 8.23-8.36, AICPA, Audit and Accounting Guide, Investment Companies (May 1, 2012).  Also, confirm that that this section reflects all of the Fund operating expenses that are paid by the Fund or revise the section accordingly.  Please clarify the expenses mentioned in paragraph 3, romanette (xiii).

Response.

The Registrant confirms both inquiries above and has amended disclosures related to romanette (xiii) to specify examples.

Determination of Net Asset Value

60.

Please confirm that this section discloses the Fund's valuation procedures with respect to each type of investment in which the Fund invests, (e.g., hedge funds and REITS), or revise this section accordingly.  Also, provide the staff with a copy of the valuation procedures adopted by the Board.  Please confirm that the Board will regularly evaluate the accuracy of the Fund's valuation procedures using the appropriate means, such as pricing services, market data, and the Fund's own sales.  See Release No. IC-26299; Compliance Programs of Investment Companies and Investment Advisers, (December 17, 2003).

Response.

The Registrant confirms the section discloses the Fund's valuation procedures with respect to each type of investment, confirms the Board will regularly evaluate the accuracy of the Fund's valuation procedures and undertakes to provide a copy of the valuation procedures.

61.

The registration statement indicates that PREDEX "will depend on the Institutional Private Fund to provide a valuation of PREDEX's investment . . . ."  Please explain to the staff how reliance by the Fund on valuations reported by "Institutional Private Fund" managers, or any relevant investment vehicle of the Fund, may be reconciled with past guidance provided by the staff on the issue of valuation.  See the letters to Craig S. Tyle of the Investment Company Institute dated and publicly available on December 8, 1999 and April 30, 2001, and in particular footnote 13 to the 1999 letter.

Response.

The Registrant believes this aspect of its valuation policy is consistent with SEC staff guidance in the Tyle letters.

62.

Please explain to the staff whether the Fund's reliance on the valuations reported by "Institutional Private Fund Managers," or other relevant investment vehicles of the Fund, is consistent with Accounting Series Releases No. 113 and No. 118.  They require the fair value of the Fund's investment in an investment fund to be based on the amount that the Fund could reasonably expect to receive from the investment fund upon redemption of its investment at the time of the Fund's valuation of its investment.

Response.

The Registrant believes this aspect of its valuation policy is consistent with Accounting Series Releases No. 113 and No. 118 because these are the prices at which shares are offered and redeemed.

63.

Please confirm that the disclosure is consistent with the following policies or revise the disclosure accordingly, (please note, the comments in this section use the collective term, "investment fund," to apply to any relevant investment vehicle of the Fund):

The Fund has approved procedures pursuant to which the Fund will value its investments in an investment fund.  As a general matter, the fair value of the Fund's investment in an investment fund will represent the amount that the Fund could reasonably expect to receive from an investment fund or a third party if the Fund's investment were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable.

Under some circumstances, the Fund or the Adviser may determine, based on other information available to the Fund or the Adviser, that an investment fund's reported valuation does not represent fair value.  In such cases, the Fund would determine the fair value of such investment fund based on any relevant information available at the time the Fund values its portfolio, including the most recent value reported by the investment fund.  With respect to the Fund's investments in hedge funds, using the nomenclature of the hedge fund industry, any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Fund's valuation date.

Prior to investing in any investment fund, the Board will conduct a due diligence review of the valuation methodology utilized by the investment fund.  As a general matter, the valuation methodology will utilize market values when available, and otherwise will utilize principles of fair value that the Board reasonably believes to be consistent with those used by the Fund in valuing its own investment.  Although the procedures approved by the Fund's Board provide that the Adviser will review the valuations provided by the investment funds' managers, neither the Adviser nor the Fund's Board will be able to confirm independently the accuracy of valuation calculations provided by such investment funds' managers.

The Fund's valuation procedures require the Board to consider all relevant information available at the time the Fund values its portfolio.  The Board and/or the Adviser will consider such information, and may conclude in certain circumstances, that the information provided by the asset manager of an investment fund does not represent the fair value of the Fund's investment in the investment fund.

Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board will consider whether it is appropriate, in light of all relevant circumstances, to value its investment at the net asset value reported by the investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset.  The fair values of one or more assets may not be the prices at which those assets are ultimately sold.  In such circumstances, the Adviser and/or the Fund's Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Fund if the judgments of the Fund's Board, the Adviser, or investment fund managers should prove incorrect.

Response.

The Registrant confirms the above is consistent with the Fund's valuation policy except that the Fund does not invest in hedge funds and would not find that portion of the disclosure applicable.

64.

The fifth paragraph, in the third sentence, indicates, "if market prices may be unreliable because of events occurring after the close of trading. . . ."  Please revise the phrase, "may be unreliable," to "deemed unreliable by the Adviser."  Also, clarify the meaning of "events occurring after the close of trading."  In addition, this appears to be the only section in the Prospectus where over-the-counter ("OTC") securities are mentioned.  We note the discussion of OTC securities in the Derivatives section of the SAI  Please confirm that additional disclosure to the registration statement regarding OTC securities is not required, or revise the disclosure accordingly.

Response.

The Registrant has made the requested revision and confirms no additional OTC disclosure is required.

Conflict of interest

65.

This section indicates that the Adviser "undertakes to adopt [conflict of interest] policies and procedures. . . ."  Has the Adviser adopted such policies and procedures?  If yes, will they be filed in an exhibit to the registration statement?

Response.

The Registrant confirms the adviser has adopted conflict of interest policies which are included in its code of ethics which will be filed as an exhibit.

Back Page

66.

Please confirm that this section includes the information required by rule 481(e) under the Securities Act regarding dealer prospectus delivery obligations, or revise the disclosure as appropriate.  See Item 2.3. of Form N-2 and 17 CFR 230.481(e) under the Securities Act.

Response.

The Registrant confirms this section includes the information required by rule 481(e).

SAI

Fundamental Policies

67.

If the Fund will engage in reverse repurchase agreements, please disclose this in the first fundamental policy.  Also, please discuss this policy in greater detail in the SAI's text.

Response.

The Registrant confirms that the Fund does not engage in reverse repurchase agreements.

68.

Please revise the third policy to discuss short sales.  See Item.17.2.b of form N-2.

Response.

The Registrant has amended the policy to include a ban on short sales.

69.

In the fifth policy, please revise the phrase "in any one industry," to, "in any one industry or group of industries."  Also, please explain how the last sentence comports with the requirements of Rule 35d-1.  Please revise the disclosure accordingly.

Response.

The Registrant made the requested revision. With respect to Rule 35d-1, please refer to the response to comment number 2.

70.

With respect to the sixth paragraph, please revise the registration statement to explain the Fund's activities described therein.  If the Fund, beyond investing in other investment vehicles, may directly engage in derivative transactions, please disclose this in the registration statement and include each type of applicable derivative and all related risks.

Response.

The Registrant notes the Fund does not invest in derivatives directly and has amended the sixth paragraph accordingly.

71.

In the seventh policy, please disclose the amount, expressed as a percentage of total assets, the Fund may enter into repurchase agreements and loan portfolio securities.  Also, clarify these policies in the SAI text.

Response.

The Registrant has revised disclosures to note the Fund may invest up to 100% of its assets in repurchase agreements, but does not otherwise lend securities.

72.

If the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this non-fundamental policy and state fully how and when the Fund will engage in those policies.  Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing.

Response.

The Registrant has revised disclosures to include a non-fundamental policy with respect to the Fund pledging, mortgaging, hypothecating or otherwise encumbering any of its assets to secure its borrowings and its limit.

73.

Please explain that the investment vehicles in the Index may have investment restrictions that differ from, and are riskier, than those of the Fund (e.g., the disclosure indicates that the funds in the Index may borrow up to 40% of their assets).  We may have additional comments.

Response.

The Registrant notes such disclosure is presently provided.

Non-Principal Investment Strategies-Special Investment Techniques

74.

Please delete this paragraph or revise it to indicate the Fund's current investment strategies.

Response.

The Registrant notes that such a deletion would tend to deprive prospective shareholders of relevant information.

Derivatives

75.

The disclosure states that "PREDEX anticipates that derivatives will be a small part of each Underlying Fund's investment strategy."  Please define the phrase "small part."  Is there a percentage limitation for the use of derivatives by the underlying funds?  Inasmuch as the Fund may implement its strategies through the use of derivatives, both directly and by means of its investments in the "Underlying Funds," please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Based upon your response, we may have additional comments.

Response.

The Registrant has amended disclosures to specify percentage limitations.  The Registrant notes, that upon consideration of the guidance in the Barry Miller letter, it believes present disclosure to be consistent with such guidance.

Independent Trustees

76.

We note that this section, with respect to the Fund's independent trustees is blank. Please revise this disclosure accordingly.

Response.

The Registrant has amended disclosures as requested.

The Registrant is not submitting a no-action letter or an exemptive application in connection with its registration statement.

The Fund acknowledges that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant is currently filing a pre-effective amendment which includes response letter-related revisions.  However, the pre-effective amendment is not complete and will be supplemented by a further amendment to complete the registration statement by including financial statements, exhibits and other mandatory items.  Please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP